

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2011

Via E-mail
Emilio M. Santandreu
President and CEO
Our MicroLending, LLC
1790 SW 22nd Street, Suite 201
Miami, FL 33145

Re: Our MicroLending, LLC
Amendment No. 2 to Offering Statement on Form 1-A
Filed May 2, 2011
File No. 024-10286

Dear Mr. Santandreu:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

General

1. We note your response to comment one of our March 16, 2011 letter and your revised risk factor disclosure. Please revise “Defaults; Collection Activities,” “Profitability” and where appropriate in your Item 6 disclosure to address the items in comment one and any other distinctive or special characteristics of your operations that may have a material impact upon your future financial performance. Your revised disclosure should address:

- Your reliance on loans from insiders to fund your operations, including quantitative disclosure;
- Your plans with respect to the approximately $1 million of such loans, whether involving repayment—and if so, from what funding source—rollover or otherwise;
- The extent to which you are experiencing material changes in the number of new loans that become past-due, as referenced in response to comment 19 of our March 16, 2011 letter;

- Material changes to your revenues and expenses for the years ended December 31, 2009 and 2010; and
- Further clarification of the course of action you have taken or propose to take to remedy the material deficiency in your liquidity.

Please revise accordingly.

Business, page 9

2.   We note that your salaries and related expenses of $696,709 (2008) and $533,810 (2009) exceeded your total income for those years, and that your salaries and related expenses of $521,345 (2010) were approximately 90% of your total fiscal 2010 income (interest and noninterest). Please revise to provide disclosure of this characteristic of your operations that has a material impact upon your financial performance, pursuant to Item 6(a)(2) of Model B in Form 1-A.

December 31, 2010 Financial Statements

3.   We note that the Form 1-A has been updated to include the December 31, 2010 financial statements, and it appears to us that these financial statements are unaudited. Please confirm our understanding and, if so, please revise to label these financial statements as "unaudited." To the extent that the December 31, 2010 financial statements are audited, please provide the corresponding audit report.

Consolidated Statement of Operations, page 4

4.   We note your other income of $157,391 for the year ended December 31, 2010. Please revise to include footnote disclosure of the significant components that comprise this line item.

5.   We note your commission income of $76,712 for the year ended December 31, 2010 and your commission income of $163,407 for the nine months ended September 30, 2010. Please explain to us the reason(s) for the significant decrease.

Consolidated Statements of Cash Flows, page 6

6.   Please tell us and disclose whether the loans made to customers of $2,695,784 (2010), $1,994,871 (2009), and $2,122,471 (2008) represent total gross loans made to customers or if these amounts are shown net of guaranteed deposits or loan fees collected at the settlement date of loans.

7.   We note the amounts loaned of $1,863,789 (2008), $1,779,935 (2009), and $1,671,081 (2010) on page 10 of the Offering Circular. Please reconcile these

amounts to the loans made to customers of $2,122,471 (2008), $1,994,871 (2009), and $2,695,784 (2010) in your statements of cash flows, or revise as necessary.

8. We note on page one of the Offering Circular that from March 2008 through December 31, 2010, you have made approximately 923 microloans totaling more than $5.31 million. Please reconcile this disclosure to the combined total new loans made to customers in your statements of cash flows of approximately $6.81 million that is comprised of new loans of $2.12 million (2008), $1.99 million (2009), and $2.70 million (2010).

9. Please reconcile for us the $1.05 million increase in new loans in the fourth quarter of 2010 based on the changes between your September 30, 2010 and December 31, 2010 statements of cash flows, to the $0.33 million increase in new loans in the fourth quarter of 2010 based on the change between page one of the previous amendment and this one. Also tell us your current loans receivable balance as of December 31, 2010 and explain to us any significant differences between this balance and the new loans made in the fourth quarter of 2010

Note 2 – Summary of Significant Accounting Policies, page 6

10. We note that you revised the guaranteed deposits and revenue recognition disclosure in the footnotes to your December 31, 2010 financial statements in response to comment 11 of our letter dated March 16, 2011. Please further revise your guaranteed deposits footnote to disclose whether the deposits applied to satisfy deficiencies at maturity of the credit are recorded as income or a reduction of expense, and the line item where they are recorded. Also revise the guaranteed deposits and revenue recognition footnotes to your December 31, 2008 and 2009 financial statements for consistency, or explain to us why you believe that such a revision is not necessary.

Revenue Recognition, page 9

11. We note in your response to comment 10 of our letter dated March 16, 2011 that all loan origination fees are recorded as commission income at the settlement date of each loan, in accordance with ASC 310-20, and that the effect of such recognition at settlement is not materially different from the result that would have been obtained had the loan fees net of costs been deferred and recognized over the life of the loan. Please advise us of the following:

     a. Cite the specific guidance within ASC 310-20 that supports your accounting policy for loan origination fees and related loan origination costs.

     b. Provide us with a detailed analysis for the fiscal years 2008 through 2010 to support your conclusion that your accounting policy is not materially

different from the result that would have been obtained had the loan fees
net of costs been deferred and recognized over the life of the loan. Your
analysis should include the loan origination fees and related costs for each
period, and the effect of any nonaccrual loans pursuant to ASC 310-20-35-
17.

    c.   Alternatively, revise as necessary. Refer to ASC 310-20-25-2, 310-20-30-
2 and 310-20-35-2.

12.   We note your commission income of $76,712 (2010), $135,874 (2009), and
$116,831 (2008) from loan fees of up to 6% that you collect from borrowers and
record as income at the settlement date of each loan. Please confirm our
understanding that you collect such fees of 5%-6% for each loan. Also reconcile
for us your commission income for each year to the new loans made to customers
of $2,695,784 (2010), $1,994,871 (2009), and $2,112,471 (2008), and explain to
us why your commission income significantly decreased in fiscal 2010 compared
to fiscal 2009 in spite of the increase in new loans made to customers in fiscal
2010.

Note 3 – Loans Receivables, page 10

13.   We note the aggregate principal amount of loans outstanding, net of loan loss
reserves of $1,272,840 (2008), $1,521,750 (2009), and $1,588,274 (2010) on page
10 of the Offering Circular. Please reconcile these amounts to the net loans
receivables of $1,251,533 (2008), $1,489,939 (2009), and $1,4898,939 (2010) in
your balance sheets, or revise as necessary.

14.   We note your response to comment 12 of our letter dated March 16, 2011. Please
revise to disclose the factors you considered in concluding that your allowance for
loan losses of $496,615 (2010) and $383,784 (2009) was adequate in light of the
delinquencies, the number of non-performing loans, and risks inherent in poor
credit quality microloans.

15.   We note in your response to comment 15 of our letter dated March 16, 2011 that
you included the disclosures required by FASB ASC 310-10-50-15(b) and 50-
15(c) in the footnotes to each set of financial statements included in the offering
statement, but we could not locate such disclosure. Please further revise to
include these required disclosures or tell us where they have been included.

Note 7 – Guaranteed Deposits, page 12

16.   We note in your response to comment 17 of our letter dated March 16, 2011 that
the amount collected as a guaranteed deposit is not always 5%, is collected at the
Company's discretion, and as a result it is not possible to calculate the new
guaranteed deposits each year based on new loans to customers. Please confirm

our understanding that you collect guaranteed deposits that range between 5% and 10% of the original note for each loan. Also explain to us why your new guaranteed deposits of $86,053 during fiscal 2010 are substantially less than 5% ($134,789) and 10% ($269,578) of the new loans made to customers of $2,695,784 during fiscal 2010.

Note 8 – Borrowings, page 12

17.   We note the disclosure that your short-term borrowings of $1,128,339 as of December 31, 2010 are unsecured and have no restricted covenants. Please reconcile this to your disclosures on page seven and sixteen that your outstanding loans payable are secured by your loan portfolio, which would rank senior to the Certificates to the extent of the assets securing the loans payable or revise your disclosures as necessary.

Note 10 – Operational Considerations, page 13

18.   We note your description of the corrective action plan in response to comment 19 of our letter dated March 16, 2011. Please revise to further describe the initiatives undertaken and the results of these initiatives, and state that there are no additional actions to be taken. Also tell us if you instituted additional strategies and initiatives during the third quarter ended December 31, 2010 as stated in your footnote and, if not, revise your disclosure as necessary.

Note 12 – Subsequent Events, page 14

19.   We note your revised subsequent events footnote to the December 31, 2008 and 2009 financial statements in response to comment 18 of our letter dated March 16, 2011. Please also revise to provide similar disclosures in the subsequent events footnote to your December 31, 2010 financial statements. Also further revise the March 13, 1999 date through which you evaluated subsequent events for your originally issued December 31, 2008 financial statements or explain to us why such a revision is not necessary.

December 31, 2009 Financial Statements

Independent Auditor's Report, page 1

20.   We note the reference to the restatements of the 2008 and 2009 financial statements that was added to the respective audit report in response to comment 22 of our letter dated March 16, 2011. We further note the restatement footnote added in response to comment 20, and the reclassifications of the 2008 and 2009 statements of cash flows. Please explain to us why the dates of the 2008 and 2009 audit reports did not change or obtain updated audit reports, as necessary.

Statements of Cash Flows, page 5

21.   We note in response to comment seven of our letter dated March 16, 2011 that you have separately disclosed the cash inflows and outflows of your borrowings from loans on the December 31, 2010 statement of cash flows. Please also revise your December 31, 2008 and 2009 statements of cash flows to separately disclose the cash inflows and outflows of your borrowings from loans for those fiscal years.

Notes to Financial Statement, page 6

Note 3 – Restatement of Previously Issued Financial Statements, page 9

22.   We note the added restatement footnote to both your December 31, 2009 and 2008 financial statements in response to comment 20 of our letter dated March 16, 2011; however you have not provided sufficient explanation and quantification of the individual errors. Please further revise your reconciliations to quantify and describe the nature of each error.

Part III – Exhibits

23.   We note your response to comment 25 of our March 16, 2011 letter. Please file executed loan agreements.

        You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or James Lopez at (202) 551-3536 with any other questions.

                                                Sincerely,

                                                /s/ James Lopez (for)

                                                John Reynolds
                                                Assistant Director